September 26,
2019

Kenneth Mariani
President, Chief Executive Officer and Director
Amplify Energy Corp.
500 Dallas Street, Suite 1700
Houston, TX 77002

       Re: Amplify Energy Corp.
           Registration Statement on Form S-3
           Filed September 9, 2019
           File No. 333-233677

Dear Mr. Mariani:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Description of Capital Stock
Second Amended and Restated Certificate of Incorporation and Second Amended and Restated
Bylaws, page 10

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
       Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
       22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and
 Kenneth Mariani
Amplify Energy Corp.
September 26, 2019
Page 2
      regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, please disclose the impact of your exclusive forum provision on shareholders. including that shareholders may be subject to increased costs to bring a claim, and that the provision could discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Karina
Dorin, Staff Attorney, at 202-551-3763 with any questions.



                                                            Sincerely,
FirstName LastNameKenneth Mariani
                                                            Division of
Corporation Finance
Comapany NameAmplify Energy Corp.
                                                            Office of Natural
Resources
September 26, 2019 Page 2
cc:       Brooks W. Antweil
FirstName LastName